

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

Dawn Cames
President and Chief Financial Officer
Ficaar, Inc.
257 Varet Street
Brooklyn, New York 11206

      Re: Ficaar, Inc.
          Registration Statement on Form 10-12G
          Filed January 24, 2018
          File No. 000-33467

Dear Ms. Cames:

We issued comments to you on the above-captioned filing on February 15, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 29, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any questions.

                           Division of Corporation Finance
                           Office of Telecommunications

cc: Matheau Stout, Esq.